CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

May 30, 2006

TSX Venture Exchange Symbol: CMA
OTC Bulletin Board Symbol:  CRMXF
U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

UPDATE ON THE STEPHENS LAKE NICKEL PROPERTY, MANITOBA

Cream Minerals Ltd., Sultan Minerals Inc. and ValGold Resources Ltd. (the “Companies”) have reacquired the Stephens Lake nickel property (the “Property”) previously optioned to BHP Billiton Diamonds Inc. (“BHP Billiton”).

The 174,018-hectare Property is approximately 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba.  The Property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments.  Regional geology and geophysical studies suggest that the Property may be underlain by an extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world.

The Property was acquired by the Companies in December 2002 and optioned to BHP Billiton Diamonds Ltd. in January 2004.  BHP Billiton have since completed an aeromagnetic survey, a VTEM geophysical survey and approximately 1,800 metres of diamond drilling in 5 NQ diamond drill holes on the Property.

Results for the first two diamond drill holes completed in 2005 have been made available to the Companies and results are anticipated shortly for the remaining three holes.  The initial drill hole intersected a graphite horizon believed to be the cause of the geophysical target investigated by the hole.

The second drill hole intersected a serpentinized ultramafic unit.  The ultramafic is a high MgO peridotite, possibly dunitic in composition, similar to the bodies seen in the Thompson Nickel Belt.  Spinifexoid textures occur repeatedly in the core from a depth of 152 metres to just above the bottom of the hole at 319 metres.  A 70.0 cm massive sulphide (massive pyrrhotite) band was encountered at a hole depth of 288.6 metres.  This sulphide intersection is important in that it indicates a degree of sulphur saturation but is not believed to be the cause of the geophysical anomaly.  Nickel values of 0.12% to 0.18% are common throughout the hole with maximum copper values ranging from trace to 680.0ppm, and PGE value ranging from 5.0 to 66.0ppb platinum, and trace to 26.0ppb palladium.  The conductive target investigated by the hole is believed to remain untested off hole or at depth.  Unfortunately due to inclement weather conditions the hole had to be abandoned before cutting the base of the ultramafic.

Results for the final three diamond drill holes are expected shortly and will be released when the final report is received from BHP Billiton.  The Companies are assessing the many untested geophysical targets that remain on the property.

Frank A. Lang, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.